SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, DC  20549

                                   SCHEDULE 13D/A
                                  (Amendment No. 3)


                      Under the Securities Exchange Act of 1934

                                United Rentals, Inc.
                               ----------------------
                                  (Name of issuer)

                                     Common Stock
                               -----------------------
                            (Title of class of securities)

                                      911363109
                               -----------------------
                         (CUSIP number of Class of Securities)

                                  Richard D. Colburn
                              c/o O'Melveny & Myers LLP
                         1999 Avenue of the Stars, Ste. 700
                         Los Angeles, California 90067-6035
                                   (310) 246-6700

                     (Name, Address and Telephone Number of Person
                    Authorized to Receive Notices and Communications)

                                   October 6, 2000
                                 ----------------------

                 (Date of Event which Requires Filing of this Statement)

       If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ].


1      NAME OF REPORTING PERSONS
       Richard D. Colburn

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:  (a) [x]
                                                          (b) [ ]
3      SEC USE ONLY

4      SOURCE OF FUNDS
       Not applicable

5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS              [ ]
       IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

6      CITIZENSHIP OR PLACE OF ORGANIZATION
       United States

       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
       REPORTING PERSON WITH:

       7       SOLE VOTING POWER
               -0- shares of Common Stock

       8       SHARED VOTING POWER
               13,649,962 shares of Common Stock (See Item 5)

       9       SOLE DISPOSITIVE POWER
               -0- shares of Common Stock

       10      SHARED DISPOSITIVE POWER
               13,649,962 shares of Common Stock (See Item 5)

       11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
               13,649,962 shares of Common Stock (See Item 5)

       12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)   [x]
               EXCLUDES CERTAIN SHARES

       13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               19.4% (SEE ITEM 5)

       14      TYPE OF REPORTING PERSON
               IN

1      NAME OF REPORTING PERSONS
       Ayr, Inc.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) [x]
                                                          (b) [ ]

3      SEC USE ONLY

4      SOURCE OF FUNDS
       Not applicable

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS           [ ]
       IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

6      CITIZENSHIP OR PLACE OF ORGANIZATION
       California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

       7       SOLE VOTING POWER
               -0- shares of Common Stock

       8       SHARED VOTING POWER
               1,649,962 shares of Common Stock

       9       SOLE DISPOSITIVE POWER
               -0- shares of Common Stock

       10      SHARED DISPOSITIVE POWER
               1,649,962 shares of Common Stock

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,649,962 shares of Common Stock

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)          [ ]
       EXCLUDES CERTAIN SHARES

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       2.3%

14     TYPE OF REPORTING PERSON
       CO

1      NAME OF REPORTING PERSONS
       Colburn Music Fund

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) [x]
                                                          (b) [ ]

3      SEC USE ONLY

4      SOURCE OF FUNDS
       Not applicable

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS           [ ]
       IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

6      CITIZENSHIP OR PLACE OF ORGANIZATION
       California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

       7       SOLE VOTING POWER
               -0- shares of Common Stock

       8       SHARED VOTING POWER
               12,000,000 shares of Common Stock (See Item 5)

       9       SOLE DISPOSITIVE POWER
               -0- shares of Common Stock

       10      SHARED DISPOSITIVE POWER
               12,000,000 shares of Common Stock (See Item 5)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,000,000 shares of Common Stock (See Item 5)

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)          [ ]
       EXCLUDES CERTAIN SHARES

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       17.1% (SEE ITEM 5)

14     TYPE OF REPORTING PERSON
       CO

     This Amendment No. 3 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on November 4, 1998, by
Ayr, Inc., a California corporation, and Richard D. Colburn, an individual, as amended by (a) Amendment No. 1 filed on February 5, 1999, and (b) Amendment No. 2 filed on April 13, 1999 (as amended, the "Schedule 13D"). Except as set forth in this Amendment No. 3, the information previously set forth in the Schedule 13D remains applicable. Any statement contained in the Schedule 13D will be deemed to modified or superseded to the extent that a statement contained herein modifies or supersedes such statement.

ITEM 1.   SECURITY AND ISSUER

     The equity securities to which this statement relates are Common Stock, par value $.01 per share (the "Common Stock"), of United Rentals, Inc., a Delaware corporation ("URI"), with its principal executive offices at Four Greenwich Office Park, Greenwich, Connecticut 06830. As of August 1, 2000, URI had 70,286,251 shares of Common Stock outstanding, according to information reported in URI's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 11, 2000.

ITEM 2.   IDENTITY AND BACKGROUND

     (a) This statement is filed by (i) Richard D. Colburn, an individual ("Mr. Colburn"), (ii) Ayr, Inc., a California corporation
("Ayr"), and (iii) the Colburn Music Fund, a California nonprofit public benefit corporation (the "Music Fund") (collectively, the "Reporting Persons"). In addition, the information set forth in Items 2 (b) through
(f) below is included with respect to (i) Christine I. Colburn ("Ms. C. Colburn"), an individual and a Director of Ayr, (ii) David D. Colburn
("Mr. D. Colburn"), an individual and a Director of Ayr, (iii) McKee D. Colburn ("Mr. M. Colburn"), an individual and a Director of Ayr, (iv)
Colette McDougall ("Ms. McDougall"), an individual and the Vice President and Treasurer of Ayr, (v) Pamela B. Johnson ("Ms. Johnson"), an individual and the Secretary of Ayr, (vi) Robert Egelston ("Mr. Egelston"), an individual and a Director and the Chairman of the Board of the Music
Fund, and (vii) Eugene I. Krieger ("Mr. Krieger"), an individual and a Director and the Secretary and Treasurer of the Music Fund.

     The Colburn Foundation, a California nonprofit public benefit corporation and previously a "reporting person" on the Schedule 13D, sold its remaining 290,000 shares of Common Stock on December 21, 1999, and is no longer a reporting person.

     Ayr is a company that holds shares of URI and various other investments. All of the shares of Ayr are beneficially owned by Mr. Colburn through the Richard D. Colburn Trust dated April 29, 1969, as amended from time to time (the "Trust"), which is a revocable grantor trust. Mr. Colburn, through the Trust, is the sole stockholder, a Director and the Chairman of the Board and President of Ayr and is in a position to determine the investment and voting decisions made by Ayr. The Music Fund is a charitable organization that holds shares of URI. Mr. Colburn is a Director and the President of the Music Fund and may be in a position to determine the investment and voting decisions made by the Music Fund. Therefore, Mr. Colburn may be deemed to be the beneficial owner of the shares of URI held by Ayr and the Music Fund, and the Reporting Persons may be deemed to be a "group" within the meaning of Rule 13d-5 under the Securities Exchange Act of 1934, as amended (the "Exchange Act") with respect to the shares covered by this statement. Ayr and Mr. Colburn disclaim beneficial ownership of the shares of Common Stock held by the Music Fund.

     (b) The business address of Ayr, Mr. Colburn, Ms. C. Colburn, Mr. Egelston, Ms. McDougall and the Music Fund is:

                    c/o O'Melveny & Myers LLP
                    1999 Avenue of the Stars, Suite 700
                    Los Angeles, California 90067-6035

            The business address of Mr. D. Colburn is:

                    555 Skokie Boulevard, Suite 555
                    Northbrook, Illinois  60062

            The business address of Mr. M. Colburn is:

                    36025 Cathedral Canyon
                    Cathedral City, California  92234

           The business address of Ms. Johnson is:

                    31356 Via Colinas
                    Westlake Village, California 91362

           The business address of Mr. Krieger is:

                    4444 Lakeside Drive
                    Burbank, Califonia  91505


     (c) The present principal occupation or employment of each of the Reporting Persons and each of the above listed persons is as follows:

     Ayr:                private investment corporation
     Mr. Colburn:        private investor, Director, Chairman of the
                         Board and President of Ayr, Chairman Emeritus of URI,
                         and Director and President of the Music Fund
     Music Fund:         nonprofit charitable corporation
     Ms. C. Colburn:     none
     Mr. D. Colburn:     private investor
     Mr. M. Colburn:     branch manager for URI
     Mr. Egelston:       retired person
     Mr. Krieger:        Vice Chairman and CFO of Shamrock Holdings, Inc.
     Ms. McDougall:      office manager / bookkeeper for Mr. Colburn
     Ms. Johnson:        attorney

     (d)  During the last five years, none of the Reporting
Persons or, to the knowledge of the Reporting Persons, the above stated individuals, has been convicted in a criminal proceeding
(excluding traffic violations or similar misdemeanors).

     (e) During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, the above stated individuals, has been a party in a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in its, his or her being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Each of the above stated individuals is a citizen of the United States.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Not applicable (See Item 4)

ITEM 4.     PURPOSE OF TRANSACTION

     On October 6, 2000, Ayr donated 11,500,000 shares of Common Stock to the Music Fund, and an additional 500,000 shares of Common Stock on October 10, 2000 (collectively, the "Donated Shares"), together with the assignment of certain related registration rights as described in Item 6.

     The Reporting Persons have no present intention of purchasing any shares of Common Stock or selling any shares. However, based upon the Reporting Persons' continuing evaluation of URI's business and prospects, economic and market conditions, tax and estate planning, alternative investments, and any other factors any of them deem relevant, the Reporting Persons reserve the right to do so, at any time, in open market transactions, privately negotiated transactions, or otherwise.
The Reporting Persons have no plans or proposals that relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item 4 of Schedule 13D. The Reporting Persons reserve the right, at any time and from time to time, to review or reconsider their position with respect to URI, and formulate plans or proposals with respect to any of such matters.

     The Reporting Persons may also donate shares of Common Stock to a charitable organization or private foundation. In addition, the Reporting Persons intend to make charitable gifts of shares from time to time under circumstances that would permit sales by the donee charities within the volume limitations of Rule 144 under the Securities Act of 1933, as amended (the "Securities Act").

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

     (a) As of the date hereof, Ayr is the record and beneficial owner of 1,649,962 shares of Common Stock, which constitutes
2.3% of the outstanding shares of Common Stock. Mr. Colburn does not directly own any Common Stock but, by virtue of his position through the Trust, as the sole stockholder of Ayr, and as a Director, Chairman of the Board and President of Ayr, may be deemed to beneficially own the shares of Common Stock held by Ayr. The Music Fund is the record and beneficial owner of 12,000,000 shares of Common Stock, which constitutes 17.1% of the outstanding shares of Common Stock. As a Director and the President of the Music Fund, Mr. Colburn may be deemed to beneficially own the shares of Common Stock held by the Music Fund. Therefore, Mr. Colburn may be deemed to be the indirect beneficial owner of 13,649,962 shares of Common Stock, which constitutes 19.4% of the outstanding shares of the Common Stock. Ayr and Mr. Colburn disclaim beneficial ownership of the shares held by the Music Fund.

     (b) Ayr and Mr. Colburn may be deemed to share the power to vote or to direct the vote, and to dispose or to direct the disposition, of the shares of Common Stock held by Ayr. The Music Fund and Mr. Colburn may be deemed to share the power to vote or to direct the vote, and to dispose or to direct the disposition, of the shares of Common Stock held by the Music Fund.

     (c) On May 31, 2000, Ayr donated 1,000 shares of Common Stock to a public charity. On June 5, 2000, Ayr donated 2,500 shares of Common Stock to a public charity. On June 8, 2000, Ayr donated 1,400 shares of Common Stock to a public charity. On June 14, 2000, Ayr donated 1,600 shares of Common Stock to a public charity. On
October 6, 2000, Ayr contributed 11,500,000 shares of Common Stock to the Music Fund, and on October 10, 2000, Ayr contributed an additional 500,000 shares of Common Stock to the Music Fund.

     (d)  The Music Fund is a charitable organization under
Section 501(c)(3) of the Internal Revenue Code of 1986, as amended.
As such, any proceeds from the sale of the Donated Shares must be used for specified charitable purposes. To the best of Reporting Persons' knowledge, except as set forth herein no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock that the Reporting Persons may be deemed to own beneficially.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OF RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER

     In connection with the merger of URI and U.S. Rentals, Inc., a Delaware corporation, in September 1998, Ayr and URI entered into a Registration Rights Agreement under which Ayr is entitled to registration rights with respect to the shares of Common Stock received by Ayr in the merger (the "Merger Shares"). Under the Registration Rights Agreement,
Ayr has the right to give a demand notice to cause URI to file a registration statement under the Securities Act for an underwritten public offering covering all of its remaining Merger Shares, subject to certain delay rights of URI.

     In connection with the contribution to the Music Fund of the Donated Shares, Ayr assigned to the Music Fund registrations rights with respect to the Donated Shares, including the right to make one demand on URI to file a registration statement under the Securities Act for an underwritten public offering covering all of its Donated Shares, subject to certain delay rights of URI.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

     1.   JOINT FILING STATEMENT.

     2. REGISTRATION RIGHTS AGREEMENT (incorporated by reference to Exhibit 10(kk) to the URI Registration Statement on
          Form S-4 (Registration No. 333-63171)).

     3. DEED OF GIFT AND ASSIGNMENT OF REGISTRATION RIGHTS, dated as of October 6, 2000, between Ayr and the Music
          Fund.

     4. DEED OF GIFT AND ASSIGNMENT OF REGISTRATION RIGHTS, dated as of October 10, 2000, between Ayr and the Music
          Fund.

                                    SIGNATURE

After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 13, 2000



                                   Ayr, Inc.


                                   By: /s/ Richard D. Colburn
                                       ---------------------------
                                       Richard D. Colburn
                                       President

                                       /s/ Richard D. Colburn
                                       ---------------------------
                                       RICHARD D. COLBURN



                                   Colburn Music Fund


                                   By: /s/ Richard D. Colburn
                                       ---------------------------
                                       Richard D. Colburn
                                       President

EXHIBIT INDEX

Exhibit No.              Description
------------------------------------------------------------------
   1.                         Joint Filing Statement
   2.                         Registration Rights Agreement*
   3.                         Deed of Gift and Assignment
                              of Registration Rights
   4.                         Deed of Gift and Assignment
                              of Registration Rights

*Incorporated by reference to Exhibit 10(kk) to the URI
Registration Statement on Form S-4 (Registration No. 333-63171).


                  JOINT FILING STATEMENT
                PURSUANT TO RULE 13d-1(f)(1)

     The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each will be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein, but will not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated:  October 13, 2000

                                   Ayr, Inc.


                                   By: /s/ Richard D. Colburn
                                       ---------------------------
                                       Richard D. Colburn
                                       President

                                       /s/ Richard D. Colburn
                                       ---------------------------
                                       RICHARD D. COLBURN



                                   Colburn Music Fund


                                   By: /s/ Richard D. Colburn
                                       ---------------------------
                                       Richard D. Colburn
                                       President

                      DEED OF GIFT AND ASSIGNMENT
                         OF REGISTRATION RIGHTS

     This Deed of Gift and Assignment of Registration Rights (this "Deed of Gift") is entered into as of October 6, 2000, by and between Ayr, Inc., a California corporation ("Donor"), and the Colburn Music Fund, a California nonprofit public benefit corporation ("Donee"). Capitalized terms not defined herein have the meanings given to such terms in that certain Registration Rights Agreement dated as of September 29, 1998, among United Rentals, Inc., a Delaware corporation (the "Company"), and the Persons listed on Schedule A thereto (the "Registration Rights Agreement").

                                RECITALS

     WHEREAS, Donor wishes to donate eleven million five hundred thousand 11,500,000) shares of common stock of the Company
(the "Shares") to Donee and to assign to Donee certain registration rights related to the Shares; and

     WHEREAS, Donee wishes to accept the Shares and the registration rights related thereto; and

     WHEREAS, Donor and Donee have entered into a separate
Restricted Fund Agreement dated as of the date hereof (the
"Restricted Fund Agreement") to govern the Shares and all proceeds, dividends, distributions and profits therefrom.

                                 AGREEMENT

1. ASSIGNMENT. Donor hereby irrevocably transfers and assigns all of its right, title and interest in and to the Shares to Donee. In connection with the transfer and assignment of the Shares, Donor also hereby irrevocably transfers and assigns to Donee Donor's rights under the Registration Rights Agreement with respect to the Shares, including the right to make one Demand Notice pursuant to Section 2.1 of the Registration Rights Agreement. Donee may exercise any and all of such rights with respect to the Shares as if it were a Holder under the Registration Rights Agreement.

2.  AGREEMENT OF DONEE.  Donee, as a Permitted Transferee of
    Registrable Securities held by Donor, hereby agrees to become a party to, and to be fully bound by the terms of, the Registration Rights Agreement. Donor and Donee hereby acknowledge and agree that the Company is intended to be a third party beneficiary of this Section 2.

3. COMPLIANCE WITH RESTRICTED FUND AGREEMENT. Nothing herein shall be deemed to override any provision of the Restricted Fund Agreement, and to the extent there is any inconsistency or conflict between the provisions of this Deed of Gift and the Restricted Fund Agreement, the provisions of the Restricted Fund Agreement shall govern.

4. GOVERNING LAW. This Deed of Gift is to be construed and enforced in accordance with the internal laws of the State of California.

IN WITNESS WHEREOF, the undersigned have executed this Deed of Gift as of the date set forth above.

                                        COLBURN MUSIC FUND


                                        By: /s/ Richard D. Colburn
                                            ----------------------
                                            Richard D. Colburn
                                            President


                                        AYR, INC.

                                        By:  /s/ Richard D. Colburn
                                             ----------------------
                                             Richard D. Colburn
                                             President

                      DEED OF GIFT AND ASSIGNMENT
                         OF REGISTRATION RIGHTS

     This Deed of Gift and Assignment of Registration Rights (this
"Deed of Gift") is entered into as of October 10, 2000, by and between Ayr, Inc., a California corporation ("Donor"), and the Colburn
Music Fund, a California nonprofit public benefit corporation ("Donee"). Capitalized terms not defined herein have the meanings given to such terms in that certain Registration Rights Agreement dated as of September 29, 1998, among United Rentals, Inc., a Delaware corporation (the "Company"), and the Persons listed on Schedule A thereto (the "Registration Rights Agreement").

                                RECITALS

     WHEREAS, on October 6, 2000, Donor donated eleven million five hundred thousand (11,500,000) shares of common stock of the Company (the "Prior Shares") to Donee and assigned to Donee certain registration rights related to such shares, and Donor wishes to donate an additional five hundred thousand (500,000) shares of common stock of the Company (the "Shares") to Donee and to assign to Donee certain registration rights related to the Shares; and

     WHEREAS, Donee wishes to accept the Shares and the registration rights related thereto; and

     WHEREAS, Donor and Donee have entered into a separate Restricted Fund Agreement dated as of October 6, 2000 (the "Restricted Fund Agreement") to govern the Prior Shares and the Shares and all proceeds, dividends, distributions and profits therefrom.

                                 AGREEMENT

1. ASSIGNMENT. Donor hereby irrevocably transfers and assigns all of its right, title and interest in and to the Shares to Donee. In connection with the transfer and assignment of the Shares, Donor also hereby irrevocably transfers and assigns to Donee Donor's rights under the Registration Rights Agreement with respect to the Shares, including the right to make in the aggregate one Demand Notice pursuant to Section 2.1 of the Registration Rights Agreement with respect to the Shares and the Prior Shares. Donee may exercise any and all of such rights with respect to the Shares as if it were a Holder under the Registration Rights Agreement.

2.  AGREEMENT OF DONEE.  Donee, as a Permitted Transferee of
    Registrable Securities held by Donor, hereby agrees to become a party to, and to be fully bound by the terms of, the Registration Rights Agreement. Donor and Donee hereby acknowledge and agree that the Company is intended to be a third party beneficiary of this Section 2.

3. COMPLIANCE WITH RESTRICTED FUND AGREEMENT. Nothing herein shall be deemed to override any provision of the Restricted Fund Agreement, and to the extent there is any inconsistency or conflict between the provisions of this Deed of Gift and the Restricted Fund Agreement, the provisions of the Restricted Fund Agreement shall govern.

4. GOVERNING LAW. This Deed of Gift is to be construed and enforced in accordance with the internal laws of the State of California.

IN WITNESS WHEREOF, the undersigned have executed this Deed of Gift as of the date set forth above.

                                        COLBURN MUSIC FUND


                                        By:  /s/ Richard D. Colburn
                                             ----------------------
                                             Richard D. Colburn
                                             President


                                        AYR, INC.

                                        By:  /s/ Richard D. Colburn
                                             ----------------------
                                             Richard D. Colburn
                                             President